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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003                    Commission File No.: 0-29954

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                      Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Information furnished on this form:

Press Release dated April 3, 2003 of The Thomson Corporation entitled "Thomson to acquire Elite Information Group".

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated April 3, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION (Registrant)
Date: April 3, 2003	/s/ Paula R. Monaghan Assistant Secretary

West 610 Opperman Drive Eagan, MN 55123 Tel (651) 687-7000 www.westgroup.com

News Release
(Unless otherwise stated, all amounts are in US dollars.)

Media Contacts:	Investor Contacts:
John Shaughnessy	Gene Gartlan
Thomson Legal & Regulatory	The Thomson Corporation
651.687.4749	203.328.9485
john.shaughnessy@westgroup.com	gene.gartlan@thomson.com

Matthew DeVoll	Barry Emerson
Elite Information Group, Inc.	Elite Information Group, Inc.
323.642.5631	323.642.5240
mdevoll@elite.com	bemerson@elite.com

For Immediate Release

THOMSON TO ACQUIRE ELITE INFORMATION GROUP

Worldwide leader in law practice management applications joins West, the leading provider of information and technology solutions to legal professionals

ST. PAUL, Minn., and LOS ANGELES, April 3, 2003 — The Thomson Corporation (TSX: TOC; NYSE: TOC) and Elite Information Group, Inc. (NASDAQ: ELTE), a leading provider of integrated practice and financial management applications for legal and professional services markets, today announced that they have signed a definitive agreement under which Thomson will acquire Elite. Under the terms of the agreement, a newly formed Thomson subsidiary will make a cash tender offer for all of the outstanding shares of Elite common stock, at a price of $14 per share, or approximately $122 million. The Elite Board of Directors has unanimously approved the agreement. The transaction is expected to close in the second quarter of 2003.

        Elite will join West, the leading provider of integrated information solutions to legal professionals in the US, as part of the Thomson Legal & Regulatory market group. Elite's management team, led by Christopher K. Poole, Elite chairman and chief executive officer, will continue to lead the business from the company's headquarters in Los Angeles.

        Brian H. Hall, president and chief executive officer of Thomson Legal & Regulatory, said the Elite acquisition will expand the Thomson strategy of providing powerful technologies and applications that complement its world-class information services such as Westlaw and Dialog, giving customers the tools they need to make better decisions faster. "Similar to Thomson, Elite is recognized for its exceptional products, technologies and commitment to customers. Combining Elite's integrated practice and financial management applications with West's authoritative information services creates the foundation for the next generation of tools that help our customers best serve their clients — and drive growth for our business," he said.

        West President Mike Wilens said Elite will reinforce — and accelerate — the West commitment to serving the practice of law with world-class practice management applications and solutions. "West understands the complexity of today's practice of law, and the critical need lawyers have for the right information and tools to manage their practice. Our ProLaw practice management suite is highly regarded by small- and mid-sized law firms. Elite brings powerful practice management solutions geared to large national and global firms and their clients," he said.

        Wilens noted that law firms increasingly turn to West for practice management and client development services. "Savvy practitioners recognize that the convergence of information and workflow applications can be a powerful competitive edge. For example, West km now gives legal practitioners the capability to leverage — and search — their own firm's work product seamlessly when using Westlaw. In less than a year, leading legal technologists are hailing West km as a transformational product that can make a profound difference in the practice of law.

        "As part of West and Thomson, Elite will be a catalyst in advancing the development of the next generation of legal software solutions for our customers," he added.

        According to Poole, Elite has more than 400 employees and 800 clients in law and other professional services firms around the world. "Thomson and West have long been at the forefront of developing integrated information solutions to help legal and professional service firms leverage information assets of all kinds. Elite has been the leader in developing financial and practice management solutions to the same markets. Together, we can bring even more powerful and useful solutions to our customers around the world."

        Thomson and Elite expect that the tender offer will be commenced as soon as practicable following the filing of the required documents with the Securities and Exchange Commission. The offer is conditioned upon, among other things, the tender of at least a majority of the outstanding Elite shares, expiration of the waiting periods under applicable antitrust laws and other customary conditions. All of Elite's directors, who currently hold approximately 22 percent of issued and outstanding shares, have agreed to tender their Elite shares into the offer. Elite was advised by Broadview International LLC; Thomson was advised by Morgan Stanley.

        This news release is for informational purposes only. It does not constitute an offer to purchase Elite shares or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Thomson commences the offer, Thomson will file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Elite will file a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information and security holders of Elite are advised to carefully read these documents (when they become available) before making any decision with respect to the tender offer. These documents will be provided to Elite security holders at no charge and, when filed with the Securities and Exchange Commission, may be obtained free of charge at www.sec.gov.

About Elite

Elite Information Group, Inc., is a leading provider of integrated practice and financial management systems for professional service firms worldwide. The company has built on its success as the premier provider of world-class time and billing systems for the legal industry to deliver a variety of products and consulting services to other professional service markets, including accounting, engineering, marketing and management and IT consulting. More than one-third of the top 1,000 US law firms, more than one-half of the top 100 US law firms, and 30 of the top 100 UK law firms use Elite's practice and financial management systems. Headquartered in Los Angeles, Elite was named a top-ten software developer by the Los Angeles Business Journal in 2002 for the second consecutive year. The company was also ranked among the Deloitte and Touche Fast 50 technology growth companies. Elite employs more than 400 professionals and has offices worldwide including Los Angeles, New York, Philadelphia and London. For more information, visit  www.elite.com.

About West

Headquartered in Eagan, Minn., West is the foremost provider of integrated information solutions to the U.S. legal market. West is a business within The Thomson Corporation (TSX: TOC; NYSE: TOC) and was formed when West Publishing and Thomson Legal Publishing merged in June 1996. For more information, please visit the West Web site at www.westgroup.com.

About The Thomson Corporation

The Thomson Corporation (http://www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software applications and tools to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect current expectations of Thomson and Elite. These forward-looking statements, such as Thomson and Elite expectations regarding the anticipated benefits of the proposed Elite acquisition, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials Thomson or Elite has filed with the securities regulatory authorities in Canada and the United States, as the case may be, from time to time, including the Thomson annual report on Form 40-F for the year ended December 31, 2002 and the Elite annual report on form 10-K for the year ended December 31, 2002, filed with the SEC. These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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EXHIBIT INDEX
SIGNATURES